# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 12/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001920194

## Reporting persons
- Brown, Tice: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,276,997; shared voting power 0; sole dispositive power 3,276,997; shared dispositive power 0; aggregate amount beneficially owned 3,276,997 (9.7% of the class)
  Comment: The aggregate beneficial ownership includes 600,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 33,800,951 shares of Common Stock outstanding as of December 8, 2025, as reported by the Issuer in a Press Release dated December 8, 2025.
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,741,997; shared voting power 0; sole dispositive power 2,741,997; shared dispositive power 0; aggregate amount beneficially owned 2,741,997 (8.1% of the class)
  Comment: The aggregate beneficial ownership includes 600,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 33,800,951 shares of Common Stock outstanding as of December 8, 2025, as reported by the Issuer in a Press Release dated December 8, 2025.

## Item 1. Issuer
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas, 78665

## Item 2. Person Filing
Name of person filing: This report is filed by Woodmont Investing LLC and Tice P. Brown with respect to the shares of common stock, $0.00001 par value per share, of the Issuer that are (i) directly beneficially owned by Woodmont Investing LLC and indirectly beneficially owned by the other reporting and filing person, Tice P. Brown, and (ii) directly beneficially owned by Tice P. Brown.
Address of principal business office or, if none, residence:
PO Box 20907
New York, NY 10009
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned: 3,276,997 shares of Common Stock

2,741,997 of the 3,276,997 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,276,997 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

215,000 of the 3,276,997 shares of Common Stock reported are owned by Tice P. Brown directly.
Percent of class: 9.7%
Sole power to vote or to direct the vote: 3,276,997
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,276,997
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (01/23/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (01/23/2026)